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Filed by SDL, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities and Exchange Act of 1934, as amended.
Commission File No.: 0-25688
Subject Company:  JDS Uniphase Corporation and SDL, Inc.


                                       Q&A


BACKGROUND

1.      WHAT ARE THE STRATEGIC REASONS BEHIND THE MERGER?

        - Expanded amplifier strategy to address every application including ultra long haul/submarine (Raman), long haul (EDFAs) and short haul (amplets). Take amplifiers to the next level by incorporating additional functionalities into amplifiers as they become a more critical part of the network - for example, to create loss-less switching and accelerate the evolution to the all-optical network.

        - Accelerate integrated module strategy with the combination of electronics, different forms of modulation, enhanced active technologies, broad passive product portfolio, and availability of silicon platform for eventual integration on a chip.

        - Best in class engineering team covering optics, electronics, and materials. Our team will have the capacity to focus on every important technology emerging in fiber optics while maintaining ongoing product improvement.

        - Although both companies are capacity constrained in today's products, the bottlenecks are substantially different. We have thus identified key areas where our two companies can help each other either ramp capacity more quickly or shorten time to market to increase our joint output of packaged 980 pump lasers, lithium niobate modulators, and channel monitoring products. In the long term, we expect the technical expertise that we have in terms of new product development, automation, and process engineering will bring next generation products to market faster.

2.      DESCRIBE THE PRODUCT COMPLEMENTS AND OVERLAPS BETWEEN THE TWO COMPANIES.

        - There are many areas of complementary products and technologies between the two companies particularly in the areas of amplifiers, electronic drivers, and advanced laser packaging. As many of you are aware, we do have some products in the same area such as lithium niobate modulators and 980 nm pump chips. However, each company has unique strengths even in these areas of overlap which give the combined company not only one of the broadest product lines in the industry but also one of the most technically advanced.

3.      DESCRIBE THE COMPANIES' POSITION IN 980 NM PUMPS?

        - JDS Uniphase's position in packaged 980 pumps is small at this time. On the 980 chip level, the two companies have excellent products that compete with products from Corning/Lasertron, Nortel, Alcatel, Pirelli (now Cisco), Lucent, ADC/Spectracom, Agilent and several Japanese companies including Mitsubishi and Furukawa.



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                                       Q&A


4.      JDSU'S CURRENT 980 NM PUMP PACKAGING CAPACITY?

        - JDSU is building its packaging operations at its new facility in Plymouth, England. Operating capacity today is negligible.

5.      CURRENT SUPPLY AGREEMENTS BETWEEN THE TWO COMPANIES?

        - As announced publicly several weeks ago, JDSU has a supply agreement with SDL for packaged 980 nm pumps that are utilized in JDSU's amplifiers. The contract extends to December 2001 and represents currently the majority of JDS Uniphase's pump supply. At the same time, it is our desire and plan to continue to source 980 pumps from our other suppliers as well.

6.      JDSU'S EXISTING ARRAYED WAVEGUIDE PRODUCT PORTFOLIO?

        - JDSU has development programs in arrayed waveguides. At our E-TEK division, we have partnerships for packaging chips supplied by manufacturers such as Bookham.

        - SDL's recently acquired PIRI division is manufacturing and shipping fully qualified AWG products in competition with other established suppliers.

7.      BROAD OUTLINE OF PRODUCT BASE FOR EACH COMPANY.

        - SDL's product line has traditionally been strong in the active space, particularly with pump lasers. The recent acquisition of PIRI gives SDL a platform that represents an entree into passives and SDL's recent acquisition of Veritech provides a foundation in electronic components for optical transceivers and modules. JDS Uniphase has built up a very broad product line encompassing the majority of areas in a fiber optic network such as transmitters, multiplexing/demultiplexing, amplification, networking (switching, adding/dropping), and detectors/receivers. The SDL product line complements that of JDSU with some of the key technologies necessary to speed the introduction of next generation products, including integrated module offerings.

8.      WILL SDL CONTINUE TO SUPPLY PRODUCTS TO JDSU COMPETITORS?

        - SDL will honor its supply contracts with all of its customers and plans to continue selling to all of its customers, most of whom are also JDSU customers.

9. HOW MANY SITES DO SDLI AND JDS UNIPHASE HAVE WORLDWIDE? WHAT IS THE SQUARE FOOTAGE OF EACH COMPANY'S OPERATIONS? HOW MANY EMPLOYEES DOES EACH COMPANY HAVE?

        - JDSU has over 30 locations worldwide with over 3.8 million square feet and SDL has 9 locations with approximately 600,000 square feet. JDSU currently has approximately 17,000 employees while SDL has 1,700.



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                                       Q&A

10.     WHY DIDN'T SDL SELL TO CORNING AS WAS RUMORED? WHY JDSU?

        - We believe that the SDL / JDS Uniphase combination creates a company that, working together seamlessly, can serve the telecommunications market more robustly than working independently. We are thrilled about the opportunities this combined company can capitalize upon going forward. We cannot speak to the plans or intentions of other companies.

11.     HOW WILL THE LITHIUM NIOBATE OPERATIONS IN CONNECTICUT AND THE UK BE
        OPERATED?

        - Based on the people, space and equipment in lithium niobate that we now have between the two locations, we believe that we can optimize this capacity to increase our combined output of modulators in the short term. Our customers need more production and this combination addresses that need immediately.

12. WHAT EFFECT DOES THIS MERGER HAVE ON THE COMBINED COMPANIES' 980 NM PUMP BUSINESS?

        - The over-riding issue is that packaged 980 nm pump lasers are in short supply in the market place and as always we want to increase our production to meet customer demand.

        - More specifically, each of our 980 nm pump businesses is unique. JDSU's chip business is better suited to non-grating stabilized applications such as short haul uses and SDL's chip business is better suited to very high power grating stabilized applications.

        - We believe the combined packaging capacity of both companies can be expanded more rapidly over the next twelve months by combining SDL's state of the art packaging technology with JDS Uniphase's emerging packaging capability in Plymouth, England.

FINANCIAL AND TRANSACTION

13.     WHY DID YOU PAY OVER $440 PER SHARE?

        - We believe that SDL has exceptional growth prospects without synergies and with obvious synergies we see incremental opportunities

        - Excellent product fit between the two companies - SDL has key enabling technologies for optical networking - Premiums of this nature are typical in technology deals

14.     STRUCTURE OF THE DEAL?

        - 3.8 to 1 exchange ratio. Tax free exchange, no collars, purchase accounting. Anticipate close in December quarter subject to approval of stockholders of both companies and regulatory approval.

15.     WHAT ROLE DID KEVIN KALKHOVEN PLAY IN THIS TRANSACTION?

        - Kevin acts in an advisory role to Jozef on certain business matters, however he was not involved in this transaction.



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                                       Q&A


16. THE E-TEK ACQUISITION CLOSED ONLY TEN DAYS AGO; WHY DIDN'T YOU TELL INVESTORS ABOUT YOUR DISCUSSIONS PRIOR TO CLOSING THE E-TEK TRANSACTION?

        - Our negotiation with SDL began after the E-TEK closing on June 30th and were initiated that day by SDL contacting us and inviting us to participate in a competitive process for the purchase of SDL. SDL was aware that we could not do anything until E-TEK closed and therefore waited until that transaction closed before contacting us.

17.     WHEN DID DISCUSSIONS WITH SDL BEGIN?

        - Management of the two companies know each other well and there has been a long term familiarity and respect between the two companies. JDS Uniphase was contacted by SDL on June 30th after commencement of the E-TEK closing. During this contact it was indicated that SDL was considering a sale of the company and was in serious discussions with other parties.

        - With the strategic significance of SDL to our business, we launched an effort to strike an understanding and, after 10 hectic days, we signed the merger agreement last night.

18. YOU JUST CLOSED THE E-TEK ACQUISITION, AND IT SURELY IS NOT YET INTEGRATED WITH JDS UNIPHASE; AREN'T YOU MOVING TOO FAST?

        - Our industry is moving very, very quickly and a key to our success is our ability to also move quickly to bring the right products to market at the right time to enable and participate in this growth. WE believe that agility and focus on rapid expansion are key competencies in our company - and our integration philosophy is very much focused on quick wins in terms of value creation for our customers.

        - Having said that, it is important to remember that we are already underway with the E-TEK integration; and we do not expect our merger with SDL to close until December; Integration with SDL will not begin until after we close (except for integration planning).

19. THE ARBITRAGEURS WILL NOT LIKE THIS MERGER BECAUSE OF ANTI-TRUST UNCERTAINTIES; WHY ARE YOU DOING IT?

        - While we recognize the important role the arbitrage community plays, we are undertaking this merger for the benefit of our customers and our stockholders; we have discussed regulatory matters extensively with counsel for both companies and have concluded that this merger will ultimately receive regulatory approval.

20.     IS THIS PHASE FOUR?

        - No, it is not; we still plan to execute this critical step in our strategy and will advise the investment community as we do.



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                                       Q&A


CUSTOMERS

21.     EXPECTED CUSTOMER REACTION TO THE MERGER?

        - The rationale behind the merger is about delivering more products to customers sooner and we believe that they will recognize that.

22. SDL'S CUSTOMER BREAKDOWN - HEAVILY WEIGHTED TOWARDS CORNING? COMBINED COMPANY'S SALES TO CORNING?

        - Both of us sell to all of the major telecommunications equipment manufacturers. SDL's largest customers are Alcatel, JDS Uniphase and Corning, while JDSU's two largest are Lucent and Nortel.


REGULATORY PROCESS

23.     COULD YOU COMMENT ON THE REGULATORY PROCESS AND TIMING?

        - The timing of regulatory clearance is up to the reviewing agencies. We will be cooperating fully with regulatory agencies from the outset, and we are optimistic that we will receive clearance, although we cannot predict the timing of such approval.

24.     DO YOU EXPECT ANY REGULATORY ISSUES?

        - We have entered into this transaction based on our belief that the combination of these two companies will benefit the customers of each company and the markets we serve based on a number of factors. We will fully cooperate with the Department of Justice in its review of this merger and are optimistic that we will obtain the required approvals. We are very committed to successful completion of this important merger and we will work with the DOJ to obtain these approvals.

        - Our industry is very competitive. In addition to direct competitors to our products today, some of our largest customers have extensive in-house component manufacturing and have announced plans to expand operations. There are other technologies that compete vigorously with those provided by our companies and that our customers use. In addition, new companies have been and are being formed at a high rate to compete in the optical components industry.

25.     WHEN DO YOU EXPECT TO CLOSE THE TRANSACTION?

        - We are working to close the transaction as soon as we can, and we expect to close it by the end of calendar year 2000.

26.     WHAT IS THE PROCESS FOR FORMALIZING THE MERGER?

        - We will need to file a registration statement with the SEC, and obtain the approval of both companies' stockholders, as well as regulatory approvals.



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                                       Q&A


HUMAN RESOURCES

27.     WILL ANY ESPP BENEFITS CHANGE?

        -       No, the ESPP for SDL employees will remain as is.

28.     HOW WILL MY PAY BE AFFECTED BY THE MERGER?

        - SDL has adopted a policy of paying salaries appropriate for its respective locations. JDS Uniphase has a similar policy and we therefore expect that our salaries will continue at their current levels and will be administered locally.

29.     WHAT HAPPENS TO MY SDL STOCK OPTIONS?

        - The number of shares will be adjusted by multiplying the number of shares of the SDL option times 3.8 and the exercise price will be adjusted by dividing the exercise price of the SDL option by 3.8.

        - For example, if you currently have an option for 100 shares of SDL stock at $10.00/share, your new option would be for 380 shares of JDS Uniphase at $2.63 per share.

30.     WILL I HAVE STOCK OPTION OPPORTUNITIES IN THE FUTURE?

        - SDL and JDS Uniphase both offer stock options and all employees are reviewed annually for "merit" stock options based upon performance.

31.     WHAT WILL HAPPEN TO SDL'S STOCK?

        - As a result of the merger agreement, SDL shares will be exchanged, effective the date the merger is final, for shares of JDS Uniphase. Each share of SDL will be converted into 3.8 JDS Uniphase shares.

32.     WILL MY COMPANY SERVICE DATE CHANGE WITH THE MERGER?

        - No. Your current hire date will continue to be your service date in the new company.

33.     HOW WILL MY BENEFITS BE AFFECTED?

        - The benefit programs in place will continue at least until the merger is finalized. Our goal and expectation is that no one will receive a lesser benefit package as a result of integration plans.

34.     WILL THERE BE AN EMPLOYEE BONUS PLAN?

        - At least through the current calendar year, SDL's bonus practices will continue. We will gradually align plans.



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35.     WILL MY PERFORMANCE REVIEW STAY ON THE SAME SCHEDULE?

        - Until the merger is completed nothing will change. Once the merger is completed we will adopt the performance review schedule at JDS Uniphase.

36. DO YOU EXPECT TO CONTINUE HIRING AT THE EXISTING JDS UNIPHASE AND SDL LOCATIONS?

        - JDS Uniphase and SDL are committed to their expansion plans in all locations. As a combined company, we will continue to hire to support the business. In addition, there will certainly be career advancement opportunities at other company locations around the world.

37.     SO, WHAT HAPPENS NEXT?

        - First, there will be no change in business or responsibilities for the next few months until the transaction is completed. The companies will continue to operate independently, even as they plan for the close and eventual integration.

        - Once the transaction closes, we plan to appoint transition teams involving key employees from both JDS Uniphase and SDL to propose common strategies and to drive enhanced value for our customers.

38.     HOW WILL SDL AND JDS UNIPHASE OPERATE AFTER THE CLOSE?

        - For the vast majority of employees, SDL and JDS Uniphase will continue to operate as they have in the past. However, we expect to achieve significant synergies by integrating both our products & technologies into our future product offerings, as well as by coordinating product development and manufacturing activities.

39.     CAN I EXPECT ENHANCED CAREER OPPORTUNITIES BECAUSE OF THE MERGER?

        - Challenging and rewarding careers in leading edge technology and product development continue to be a strong source of differentiation for us. We fully expect career development opportunities will broaden for employees of JDS Uniphase and SDL. You will be part of a global workforce accounting for more than 19,000 employees operating in 11 countries.



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                                       Q&A


ORGANIZATION

40.     WHAT WILL BE THE NEW REPORTING STRUCTURE FOR SDL?

        - There will be no change in reporting structure until the merger is completed.

41.     WHAT WILL BE YOUR ORGANIZATION STRUCTURE, AND WHAT WILL BE DON SCIFRES'
        ROLE?

        - Don will be co-chairman of JDSU and will continue to lead SDL reporting directly to Jozef. Don will be a key driver in the actives strategy of our combined company.

42.     WHAT IS THE NAME OF THE NEW COMPANY?

        - SDL will keep its name and operate as a wholly owned subsidiary of JDS Uniphase.

43. HOW ARE YOU DEALING WITH INTEGRATION CHALLENGES ACROSS THE FAMILY OF COMPANIES IN JDS UNIPHASE?

        - We believe that a key to successful integration is to focus on the underlying drivers for the specific acquisitions, which in most cases involves producing more volume of today's products and/or bringing next generation products to market faster

        - We focus our transition teams on finding near term actions that capture the high value opportunities

        - We approach integration from the point of view of what is best for the customer

        - We are implementing these principles through integration of management teams (keeping in mind that access to strong management resources is an important consideration in our acquisition strategy). We work to meld entrepreneurs and leaders who have been successful at growing their individual businesses into a strong integrated management team.

        - We realign reporting relationships as appropriate to achieve the greatest technology and/or product synergies

        - A good example of this is the realignment of our Ottawa filter activities with our filter center of excellence in Santa Rosa

        - Where product lines overlap across merged companies, we ask respective companies product line managers to work together to create an integrated product line strategy.

        - In summary, a focus on value creating actions for our customers is the underpinning of our integration philosophy.

        - Integration is not just about looking backward to rationalize, it's about looking forward to identify and take advantage of opportunities.

44. DO YOU INTEND TO CONTINUE TO SUPPORT THE ENTIRE SDL / JDS UNIPHASE PRODUCT LINE? ANY PLANS TO PHASE OUT SOME PRODUCTS EVENTUALLY?

        - Once the merger is completed, a team with representatives from both companies will evaluate the product portfolio to identify areas where



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                                       Q&A


                new developments are required and seek opportunities to adjust certain lines to continue to reflect customer demands.

45.     WILL THERE BE SHUTDOWNS OR LAYOFFS AS A RESULT OF THE MERGER?

        - The simple answer is "no." The companies each bring unique and important capabilities to this merger that will enhance our combined efficiencies and enable us to improve time-to-market. The plan is to build on past success. Both companies are capacity constrained and there are no plans to reduce headcount as a result of this merger. As in the past, it is company performance that will dictate our ongoing staffing plans. In fact, our immediate plans are to continue to grow our business to ensure that we are successful in attaining our business goals and in serving our customers.

46. HOW WILL YOU INTEGRATE SALES & MARKETING, RESEARCH AND DEVELOPMENT, HUMAN RESOURCES AND OTHER FUNCTIONAL DEPARTMENTS FOLLOWING CONSUMMATION OF THE MERGER?

        - Our integration philosophy will be one of cooperation and coordination rather than combining or rationalizing operations.

        - There will be designated teams with representatives from both companies that will be responsible for overseeing the coordination and alignment activities to achieve the synergies of the merger.

        -       These teams will be guided by the following principles:
                Customers
                Customers
                Customers

CUSTOMERS

47.     WHO DO I CONTACT FOR PRODUCTS?

        - You should continue to contact the people you have dealt with in the past for the near term and, if there are any changes, you will be contacted well in advance to ensure a smooth transition.

48. HOW WILL THE COMBINED COMPANY CONTINUE TO MEET BOTH THE OVERALL INDUSTRY'S AND INDIVIDUAL CUSTOMER'S PRICE REDUCTION TARGETS?

        - The purpose of the merger is to enable us to better meet the increasing growth in demand for optical networking components and modules, and to improve price-performance and time-to-market.

        - The combined scale and complementarity of our operations will permit us to meet these objectives.

49. BOTH COMPANIES CURRENTLY HAVE SUPPLY RELATIONSHIPS, INCLUDING SUPPLY CONTRACTS, WITH SYSTEM MANUFACTURERS. HOW WILL THESE BE IMPACTED?

        - There will be no near term impact on existing relationships other than to increase the overall supply. In the longer term, the combined company will take advantage of complementary strengths, greater scale and synergies to increase output and shorten time to market.



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50.     AS A NEW VENDOR OF OPTICAL NETWORKING PRODUCTS WE ARE CONCERNED WITH THE
        CURRENT SUPPLY-LIMITATIONS FOR CERTAIN COMPONENTS LIKE 980 NM PUMP LASERS. HOW WILL JDS UNIPHASE ENSURE THAT OUR NEEDS ARE ALSO MET?

        - The merger will increase overall supply, benefiting all customers of optical networking products. JDS Uniphase and SDL have a long history of partnering with new entrants to develop and produce innovative products. With the increased availability of products following our merger, we should be even better positioned to do so.

51.     WILL THE TWO COMPANIES SHARE CUSTOMER INFORMATION?

        - Until the merger transaction closes, we will not be sharing any competitively sensitive information, including customer data.

52. CAN YOU GIVE ME AN EXAMPLE OF HOW THE COMBINED ENTITY WILL INCREASE PRODUCTION CAPACITY?

        - An example would be in our lithium niobate modulator business where each company is constrained for different reasons. Combining our people, space, and equipment will allow us to maximize our capacity and increase modulator production.

You are urged to read the proxy statement/prospectus to be included in JDS Uniphase Corporation's Registration Statement on Form S-4 in connection with the transaction to be filed with the SEC when it is available because the proxy statement/prospectus and the Registration Statement on Form S-4 will contain important information. You can get copies of the proxy statement/prospectus and the Registration Statement on Form S-4, and any other relevant documents, for free at the SEC's web site and copies of our reports, proxy statements and other information regarding us filed with the SEC are available free from us. Requests for documents relating to us should be directed to JDS Uniphase Corporation, 163 Baypointe Parkway, San Jose, California, 95134 Attention: Investor Relations
(408) 434-1800. Requests for documents relating to SDL, Inc. should be directed to SDL, Inc., 80 Rose Orchard Way, San Jose, California 95134 Attention:
Investor Relations (408) 943-4343.


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